SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 08 July 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland

Interim Management Statement 8 July 2008

Slowing economic growth in our main markets together with global market dislocation, both highlighted in the outlook statement of our Preliminary Announcement on 21st May 2008, continue to adversely impact our earnings.

The slowdown in the overall level of activity and volume growth is most pronounced in our Retail businesses in Ireland. Growth in lending in our UK and international Corporate Banking businesses in the second half of our prior financial year has continued in the first quarter of this financial year, though we expect this to moderate in the second half of the year. While we expect to increase our customer lending in the current year, we are taking a prudent and selective approach to this growth in the current environment.

Our focus on containing costs is rigorous and cost growth in the first quarter has been minimal.

Our residential mortgage portfolios are proving resilient in a weakening housing market. There has been some credit grade slippage over the past quarter, in particular in our Business Banking portfolios. However this is in line with management expectations of an increase in impairment charge from the unsustainably low charge in our prior financial year in an environment of slowing economic growth and a softening in the property market. We remain highly vigilant given the external environment.

We continue to actively manage our funding position. In addition to customer deposit growth, we have raised over €3bn of term funding from wholesale markets across 40 transactions since 31st March 2008. This includes a public benchmark size deal of €1.25 billion 2-year euro denominated senior unsecured Floating Rate Note issue. This successful public issuance, along with our ongoing capacity to raise term funding through private placement, continues to support our business through this period of market dislocation.

Our capital position continues to fully support our business in this challenging environment.

Pricing in wholesale money-markets remains at historically high levels. The ECB has raised interest rates (25bps increase to 4.25% on 3 July 2008) on inflationary concerns. Further house price declines in 2008 are expected. In addition, the euro remains strong against both the UK pound sterling and the US dollar. Business and consumer sentiment are being impacted by these factors leading to our anticipation of lower levels of economic and overall business activity.

Within this environment, the Group's focus continues to be on managing our capital and funding positions, managing our credit risk in a supportive and prudent manner and rigorous cost control.

Contact details:

John O'Donovan        Group Chief Financial Officer                           +353 1 632 2054

Geraldine Deighan     Head of Group Investor Relations                   +353 1 604 3501

Liam McLoughlin      Director of Group Finance                                 +353 1 604 4027

Dan Loughrey            Head of Group Corporate Communications    +353 1 604 3833

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 08 July 2008